January 9, 2020

James Byrd, Jr.
Chairman, Chief Executive Officer
Legion Capital Corp.
301 E. Pine St, Suite 850
Orlando, FL 32801


       Re: Legion Capital Corp.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed December 31, 2019
           File No. 024-11123

Dear Mr. Byrd:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2019 letter.

Form 1-A/A Filed December 31, 2019

General

1. We note in several responses to our comments you indicate that you will file an amended offering statement with the Form 1-K with revised presentation and disclosure. We also note you provide interim financial statements as of June 30, 2019 in Form 1-SA filed on
      November 19, 2019. Please revise your Form 1-A to include revised December 31, 2018 comparative financial statements along with an updated audit opinion as necessary, and also include interim June 30, 2019 financial statements consistent with the guidance in paragraphs (a)(1), (b)(3)-(4) and (b)(5)(i) of Part F/S of Form 1-A. James Byrd, Jr.
FirstName LastNameJames Byrd, Jr.
Legion Capital Corp.
Comapany2020
January 9, NameLegion Capital Corp.
Page 2
January 9, 2020 Page 2
FirstName LastName
The Bonds, page i

2. We note the revised disclosure in response to comment 17 that you have an automatic rollover provision associated with the offered securities. Please revise to disclose on the cover page and disclose how purchasers must advise the Company that they do not want to rollover the Bond and the timing and method of informing the Company.
3. Please also add an appropriate Risk Factor for the associated risks that all offers and sales of securities pursuant to the rollover provision must be registered with the Commission or qualify for an exemption from the registration requirements.
Note 5: Business Loans Receivable, page F-12

4. We note your response to comment 34. Please note that the information required by ASC
         310-10-50-11B(c) is required to be disclosed by portfolio segment. Given your disclosure on page F-8 that your portfolio segments are real estate and transportation please revise to provide a roll forward of your allowance for loans losses by portfolio segment for each period presented.
5. We note your response to comment 37. Please note that the information required by ASC
         310-10-55-9 is required to be disclosed by portfolio segment. Given your disclosure on page F-8 that your portfolio segments are real estate and transportation please revise to provide an age analysis of past due loans receivable by portfolio segment at each period end.
Note 15: Acquisitions, page F-17

6.       We note your response to comment 49 and your disclosure on page F-17 that the
         acquisition of Dorman   Willis Motors, Inc. caused retained earnings
to decrease by
         $696,768. Please provide us a summary of the accounting for the acquisition that details how the acquisition caused a reduction in retained earnings and tell us where the reduction is presented in the Statement of Changes in Shareholders' Equity.
       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-3434 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance